FOR IMMEDIATE RELEASE



            CYPRUS AMAX AND ASARCO AMEND MERGER AGREEMENT



NEW YORK, NY, SEPTEMBER 28, 1999 -- ASARCO Incorporated (NYSE:AR) today announced that it and Cyprus Amax (NYSE:CYM) have amended their merger agreement to permit each other to explore all strategic alternatives to maximize value for their shareholders. The companies have agreed that each is free to act independently of the other until 9:00 a.m. (New York time) on Tuesday, October 5, 1999. During that period either company can unilaterally terminate the agreement upon payment of the applicable termination fee. The Company said that if the merger agreement is not terminated prior to that Tuesday morning the original terms of the agreement will be reinstated in their entirety.

ASARCO also said that it and Cyprus Amax had agreed to postpone their shareholder meetings currently scheduled for September 30, 1999.